U.S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                   Form 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL

                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                               Natexco Corporation
                     --------------------------------------
                 (Name of Small Business Issuer in its charter)

              Nevada                                     84-1480636
 --------------------------------              ----------------------------
 (State or other jurisdiction of           (I.R.S. Employer Identification No.)
 incorporation or organization)

            3255 Norfolk Road
  Victoria, British Columbia, Canada                               V8R  6H5
---------------------------------------------                    ------------
(Address of principal executive offices)                         (Postal Code)

Issuer's telephone number, (250) 598-2373

Securities to be registered under Section 12(b) of the Act:

        Title of each class                      Name of each exchange on which
        to be so registered                      each class is to be registered

        None
        ------------------------------           ------------------------------

Securities to be registered under Section 12(g) of the Act:

                          Common Stock, $.001 par value
                          -----------------------------
                                (Title of class)

Item 1.  Description of Business.

         (a)      Business Development.

         Natexco Corporation ("Natexco") was organized under the laws of the State of Nevada on March 3, 1998. Natexco's initial business plan was to provide promotional, advertising and public relations services in the United States to smaller Canadian companies lacking the personnel and facilities to conduct such activities outside Canada. On July 30, 2000, Natexco acquired all 300 issued and outstanding shares of common stock of Security Software Systems, Inc. ("Security Software"), a Florida corporation organized on October 17, 1996, for the sum of $25,000 in cash. Immediately following the consummation of the transaction, Security Software became a wholly-owned subsidiary of Natexco. Natexco is engaged in the business of developing, manufacturing, marketing and selling security computer software designed for access control for use by guarded communities, office buildings, high-rise condominiums, private estates, country clubs and other secure facilities.

         During the period from December 5, 1998, through May 18, 2000, Natexco raised gross proceeds in the amount of $40,100 from the sale of an aggregate of 50,000 shares of preferred stock, representing all of the outstanding shares of preferred stock of Natexco as of the date hereof, to an Isle of Man, British Islands, corporation, a British Columbia, Canada, corporation and a Colorado corporation. The Isle of Man, British Islands, corporation paid $100 in cash ($.01 per share) in consideration for the purchase of 10,000 shares. Each other corporation paid cash in the amount of $20,000 ($1.00 per share) in consideration for the purchase of 20,000 shares. The sales of preferred stock to these two companies were made in reliance upon the exemption from registration with the U.S. Securities and Exchange Commission (the "Commission") provided by
Section 4(2) of the Securities Act of 1933, as amended (the "1933 Act").

         Natexco received gross proceeds in the sum of $2,400 from the sale of a total of 2,400,000 shares of common stock, representing all of Natexco's outstanding shares of common stock as of the date hereof, to thirty-four persons in an offering conducted during the period from February 25 through March 31, 1999, pursuant to the exemption from registration with the Commission under
Section 3(b) of the 1933 Act and Rule 504 of Regulation D promulgated thereunder.

         Natexco's executive offices are presently located at 3255 Norfolk Road, Victoria, British Columbia V8R 6H5, and the telephone and facsimile number for Natexco is (250) 598-2373. The telephone and facsimile numbers for Natexco in the United States are (303) 691-6163 and (303) 691-5154, respectively.

         See (b) "Business of Issuer" immediately below for a description of Natexco's current operations and future proposed activities.

         (b)      Business of Issuer.

General

         Natexco, a development-stage enterprise, develops, manufactures, markets, sells and distributes security computer software through Security Software, its wholly-owned subsidiary. The offices of Security Software are located at 5 Pinion Road, Bailey, Colorado 80421, and the telephone number, toll-free telephone number and facsimile number are (303) 816-4744, (888) 480-7774 and (303) 816-2671, respectively. Security Software's web site and
e-mail      address      are       www.simscorp.net/secureservices.html      and
jtetstill@sssicorp.net, respectively. To date, management of Natexco has devoted substantially all of its time and effort to organizational matters, acquiring Security Software, the development of Security Software's security computer software product and obtaining financing.

         As of the date hereof, Natexco has only one security computer software product marketed under the name of "Secure Entry Interface" ("SEI"). SEI is designed for use by guarded communities, office buildings, high-rise condominiums, private estates, country clubs and other secure facilities for access control. The computer software permits guard personnel immediate access to vital information to assist in the regulation, and expedite the flow of traffic into and out, of any secure facility where access is controlled by a gatehouse or lobby security system. The security software product is designed to enhance the speed and efficiency of access control operations through the use of advanced computer technology, data and/or pictorial recording and retrieval techniques. Security Systems realized revenues of $30,024 and $33,116 from sales of SEI during the fiscal years ended December 31, 1999, and 1998, respectively, and revenues of $100 from product sales during the period from January 1, 2000 (inception), through July 29, 2000.

         Natexco's success is dependent upon the commercial acceptance of SEI, which is not assured, and our ability to develop and achieve commercial viability for other security software products. Through the date hereof, Security Software has realized limited revenues from product sales and a net loss. There can be no assurance that Natexco will be successful in developing products in addition to SEI; that SEI and any other products will achieve commercial viability in the future; that future product sales or revenues will be significant; that any sales will be profitable; that Natexco will have sufficient funds available for further research and development of its current and proposed products; or that Natexco will be capable of attracting and retaining the qualified software programmers and other technical personnel needed for future product development and enhancement. We are largely dependent upon the proceeds anticipated to be received from future equity and/or debt financing(s) with which to continue our existing operations and carry out our proposed operations. Natexco is not expected to become a viable business entity unless it achieves profitable operations, which is not anticipated in the foreseeable future. Because of Natexco's significant operating losses, our independent  auditor  has  expressed  a  "going  concern"  qualification  in the
Independent   Auditors'  Report  on,  and  footnotes  to,  Natexco's   financial
statements.

         Natexco may expand through the acquisition of other companies, including other software development companies. While Company management is continuously monitoring such opportunities, no such companies are acquisition targets as of the date hereof, nor are there any negotiations for the acquisition of any software development companies ongoing as of the date hereof.

Products

         Security Software's sole product as of the date hereof is a security computer software product marketed under the name of "Secure Entry Interface." The software product is designed to regulate access to controlled facilities such as guarded communities, office buildings, high-rise condominiums, private estates, country clubs and other secure facilities by providing guard personnel with immediate access to vital information. Personnel use this information to regulate and expedite the flow of traffic through any secure facility that is regulated by a gatehouse or other type of security system. The SEI security software product uses advanced computer technology, data and/or pictorial recording and retrieval techniques for the purpose of improving the processing speed and efficiency of secure facilities. The computer software is recorded on a master digital magnetic support, published on compact disks and accompanied by a printed user manual. We do our own copying and publishing of the SEI security computer software. The computer program is proprietary, but not copyrighted. Natexco may apply for copyright or patent protection for SEI in the future at such time, if ever, that the program contains or encompasses copyrightable or patentable elements. Security Software markets the SEI computer software. We are aware of competing products that sell for prices both higher and lower than the price of SEI. Except for local sales tax regulations, we are not aware of any governmental rules or regulations relating to the production, publishing, marketing or distribution of our security computer software product.

         Natexco intends to develop additional features for SEI in order to enhance the product and make it more attractive and serviceable for prospective customers. Such features may include automatic visual and voice recognition of entry requests through video camera images and voice inputs to computer recognition software. Additional recognition technology may be incorporated in the SEI program to enable computer-enhanced fingerprint and/or eyeball iris identification. We believe that the technology for the above-described features is available from suppliers "off-the-shelf" and would be easily adaptable to the existing SEI program. As of the date hereof, Natexco has not yet fully researched, developed or implemented any of these proposed additional features or technologies.

Intellectual Property and Proprietary Rights

         Natexco regards all or portions of the designs and technologies incorporated in SEI as proprietary and attempts to protect them with trade secret laws. Our policy is to proceed without trademark or patent protection until such time, if ever, that the SEI or other program contains or encompasses copyrightable or patentable elements. It may be possible for unauthorized third parties to copy certain portions of our products or to "reverse engineer" or otherwise obtain and use to Natexco's detriment information that we regard as proprietary. Moreover, the laws of some foreign countries do not afford the same protection to our proprietary rights as do United States laws. There can be no assurance that any of our efforts to protect Natexco's proprietary technology will be adequate or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technologies.

Marketing

         Management has employed traditional marketing methods in order to advertise and promote SEI. These marketing activities have included advertising in local newspapers, trade journals and periodicals and mailings of brochures to, among others, various secure facilities, including, but not limited to, guarded communities, office buildings, high-rise condominiums, private estates and country clubs, and property managers of the foregoing.

Competition

         The market for security computer software is intensely competitive and fragmented. Natexco will be in competition with numerous other companies of all sizes located both inside and outside the United States engaged in the development, manufacturing, marketing, sale and/or distribution of security computer software. To our knowledge, no definitive market survey has been performed to date in order to determine the respective market shares of our competitors. As of the date hereof, Natexco is an insignificant competitor in the market for security computer software. Therefore, we are subject to the effects of better-financed competitors and their research and development efforts, and price discounting. In this regard, virtually all of the companies and other organizations with which we will be in competition are established and have far greater financial resources, substantially greater experience and larger staffs than Natexco. Additionally, many of such organizations have proven operating histories, which we lack. We expect to face strong competition from both such well-established companies and small independent companies like ourselves.

         We believe that, in the future, there will be an increasing number of companies engaged in the manufacture, marketing and sale of computer software designed to monitor and control access to secure buildings, including the type of software that we offer. We compete on the basis of the technical advances in our product and our reputation among customers as a quality provider of security computer software and customer support services. We are aware of competing products that sell for prices both higher and lower than the price of SEI and, to a lesser extent, we compete on the basis of price. Our opportunity to increase our sales may be limited by our financial resources and other weaknesses, including, among others, our under-capitalization, cash shortage, limitations with respect to personnel, technological, financial and other resources and lack of a customer base and market recognition. In addition, our business may be subject to decline because of generally increasing costs and expenses of doing business, thus further increasing anticipated competition. Additionally, it is anticipated that there may be significant technological advances in the future and Natexco may not have adequate creative management and resources to enable it to take advantage of such advances. The effects of any such technological advances on Natexco, therefore, cannot be presently determined. There can be no assurance that our efforts to achieve a niche in the security computer software market will be successful.

 Research and Development

         Since the acquisition of Security Software on July 30, 2000, Natexco has been, and will continue to be, actively engaged in research and development in order to enhance SEI and produce new products. During its 1998 and 1999 fiscal years, Security Software was engaged, utilizing Mr. John H. Tetstill and Ms. Terese M. Tetstill, President and Secretary/Treasurer, respectively, in research and development to develop additional features for SEI, including automatic visual and voice recognition of entry requests through video camera images and voice inputs to computer recognition software, in order to enhance the product and make it more attractive and serviceable for prospective customers. Additionally, recognition technology may be incorporated in the SEI program to enable computer-enhanced fingerprint and/or eyeball iris identification. Management intends to continue this program through the 2000 and 2001 fiscal years. Natexco expects to spend approximately $5,000 of its own funds on this project and other research and development activities in fiscal 2000. We believe, without assurance, that funds generated from the Company's operations will be sufficient to meet its research and development needs in the foreseeable future. Natexco may apply for copyright or patent protection for SEI in the future at such time, if ever, that the program contains or encompasses copyrightable or patentable elements.

Employees and Consultants

         As of the date hereof, Natexco employs four individuals, including Messrs. Gerald A. and Anthony Mulhall, the President and Secretary/Treasurer of Natexco, respectively, and Mr. John H. and Ms. Terese M. Tetstill, the President and Secretary/Treasurer of Security Software, respectively, on a part-time basis. No cash compensation has been awarded to, earned by or paid to any of the foregoing for all services rendered in all capacities to Natexco and/or Security Software through July 30, 2000. Commencing on July 30, 2000, Mr. and Ms.
Tetstill receive compensation, payable quarterly, in the amount of 30% of Security Software's gross sales and $8.00 per hour of time devoted to Security Software, respectively. Except for Ms. Tetstill, who will only devote time to Security Software, the executive officers and directors of Natexco and Security Software plan to devote only such time to the affairs of Natexco and/or Security Software that each deems necessary. For the foreseeable future, neither Mr. Gerald A. Mulhall nor Mr. Anthony Mulhall will receive any compensation in any form for their services rendered in all capacities to Natexco and/or Security Software. It is anticipated that at such time, if ever, as Natexco's financial position permits, assuming that Natexco is successful in raising additional funds through equity and/or debt financing and/or generating a sufficient level of revenue from operations, Messrs. Gerald A. and Anthony Mulhall, the President and Secretary/Treasurer of Natexco, respectively, and Mr. John H. and Ms. Terese
M. Tetstill, the President and Secretary/Treasurer of Security Software, respectively, will receive reasonable salaries and other appropriate compensation, such as bonuses, coverage under medical and/or life insurance benefit plans and participation in stock option and/or other profit sharing or pension plans, for services as executive officers of Natexco or Security Software and may receive fees for their attendance at meetings of the Board of Directors. Natexco has no plans to retain any consultants or pay consulting fees to any person to perform services for Natexco or Security Software in any capacity. None of Natexco's employees are represented by a labor union. Natexco has never had a strike or lockout and considers its employee relations to be good.

Item 2.  Management's Discussion and Analysis or Plan of Operation.

Plan of Operation

         Natexco's business plan, from the date of its organization until the acquisition of Security Software on June 30, 2000, was to provide promotional, advertising and public relations services in the United States to smaller Canadian companies lacking the personnel and facilities to conduct such activities outside Canada. Since the acquisition of Security Software, Natexco has been engaged in the business of developing, manufacturing, marketing, selling and distributing computer software designed to assist security and guard personnel in managing the inflow of traffic to, and the outflow of traffic from, a building or secure property. Security Software has generated only minimal revenue and a net loss from operations through the date hereof. For the period from January 1 through July 29, 2000, and the years ended December 31, 1999, and 1998, Security Software realized total net sales of $100 (unaudited), $30,024 and $33,116, respectively, and a net loss of $(6,811) ($(22.70) per share) (unaudited), $(12,008) ($(40.03) per share) and $(6,695) ($(22.32) per share), respectively. Natexco realized no revenues and a net loss of $(24,781) ($(.01) per share) (unaudited), $(2,635) (less than $.01 per share) and $(2,008) for the nine months ended September 30, 2000, the year ended December 31, 1999, and the period from March 3, 1998 (inception) through December 31, 1998, respectively. The increased net loss realized by Natexco for the nine months ended September 30, 2000, was the result, primarily, of increased selling, general and administrative expenses. Giving effect to Natexco's acquisition of Security Software on an unaudited basis, the combined companies realized a pro forma net loss of $(6,961) ($(23.20) per share), $(13,768) ($(45.89) per share) and
$(18,942) ($(63.14) per share) for the period from January 1 through July 29, 2000, and the years ended December 31, 1999, and 1998, respectively.

         We intend to generate increased product sales in the future through the development of new products; the enhancement of SEI with additional features designed to make the software more appealing and serviceable; and the expenditure of additional funds for marketing, advertising and/or promotion. We are considering the enhancement of SEI with additional features such as automatic visual recognition of entry requests through video camera images, voice recognition of entry requests through voice inputs to computer recognition software and computer-enhanced fingerprint and eyeball iris identification. While we believe that the technology for these features is available from suppliers "off-the-shelf" and would be easily adaptable to the existing SEI program, we have not yet fully researched, developed or implemented any of these proposed additional features or technologies. The implementation of our plans to enhance SEI, develop new products and expend additional funds for marketing, advertising and/or promotion is dependent upon Natexco's ability to raise additional capital from equity and/or debt financing and/or achieve profitable operations. We believe that the revenue generated from our business will not be sufficient to finance these and other future activities and that it will be necessary to raise additional funds through equity and/or debt financing in the next twelve months. Although we intend to explore all available alternatives for debt and/or equity financing, including, but not limited to, private and public securities offerings, there can be no assurance that we will be able to generate additional capital for research and development and/or other purposes. In the event that only limited additional financing is received, we expects our opportunities in the security computer software market to be limited. Further, even if we succeed in obtaining the level of funding necessary to increase sales through the enhancement of SEI, the development of new products and/or the expenditure of additional funds for marketing, advertising and/or promotion, this will not ensure that operations will be profitable.

Financial Condition, Capital Resources and Liquidity

         As of September 30, 2000, Natexco had total assets of $53,324 (unaudited), including total current assets (cash) of $30,761 (unaudited), equipment and software development costs (net of accumulated depreciation and amortization) of $1,978 (unaudited) and goodwill (net of accumulated amortization of $1,871) of $20,585 (unaudited), total current liabilities of $33,048 (unaudited) and a working capital deficit of $(2,287) (unaudited). As of December 31, 1999, Natexco had total assets consisting of current assets (cash) of $2,477, total current liabilities of $220 and working capital of $2,257. The increase in Natexco's cash from $2,477 as of December 31, 1999, to $30,761 (unaudited) as of September 30, 2000, is the result of proceeds received from sales of preferred stock and a loan of $20,000 from an affiliated company. The goodwill of $20,585 (unaudited) and equipment and software development costs of $1,978 (unaudited) shown on Natexco's Balance Sheet as of September 30, 2000, result from the acquisition by Natexco on July 30, 2000, of all of the outstanding common stock of Security Software; which transaction has been recorded as a purchase in Natexco's financial statements. Goodwill represents the excess of the purchase price for the common stock, over the fair value of the assets, of Security Software. As of September 30, 2000, and December 31, 1999, Natexco's total shareholders' equity was $20,276 (unaudited) and $2,257, respectively, including retained deficits of $(29,424) (unaudited) and $(4,643) (unaudited), respectively. As of July 29, 2000, and December 31, 1999, Security Software had total assets, consisting of current assets (cash), equipment (net of accumulated depreciation) and software development costs (net of accumulated amortization), of $2,599 (unaudited) and $5,463, respectively, total current liabilities of $55 (unaudited) and $269, respectively, and working capital of $2,544 (unaudited) and $420, respectively. Security Software's total shareholders' equity was $2,544 (unaudited) and $5,194, including retained deficits of $(46,417) (unaudited) and $(39,456), respectively, as of July 29, 2000, and December 31, 1999, respectively.

         To date, Natexco has been funded through the sale of preferred and common stock for gross proceeds in the amount of $40,100 and $2,400, respectively, and a $20,000 loan from an affiliate. We have experienced working capital shortages from time-to-time and we expect that such working capital shortages may continue until such time as we are successful in raising additional capital and/or achieving profitable operations. While our independent auditor has presented our financial statements on the basis that Natexco is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time, it has noted that our significant operating losses raise a substantial doubt about our ability to continue as a going concern. Natexco's future success will be dependent upon our ability to develop effective and competitive security computer software and new products that meet customers' changing requirements. Should our efforts to raise additional capital through equity and/or debt financing fail, management is expected to provide the necessary working capital so as to permit Natexco to continue as a going concern.

Item 3.           Description of Property.

         Natexco maintains its offices rent-free at the residence of its President located at 3255 Norfolk Road, Victoria, British Columbia, Canada V8R 6H5. Security Software maintains its offices rent-free at the residence of its President located at Pinion Road, Bailey, Colorado 80421. We anticipate the continued utilization of these offices on a rent-free basis until such time, if ever, as we obtain sufficient funding from debt and/or equity financing and/or generate a level of earnings sufficient to enable us to rent office space in Canada and Colorado from independent third parties. The space currently occupied by Natexco and Security Software is expected to be adequate to meet our foreseeable future needs. Natexco's telephone and facsimile number is (250) 598-2373. The telephone and facsimile numbers for Security Software are (303) 816-4744/(888) 480-7774 (toll-free) and (303) 816-2671, respectively.

Item 4.          Security Ownership of Certain Beneficial Owners and Management.

         The following table sets forth certain information regarding the ownership of Natexco's common stock as of November 20, 2000, by each shareholder known by us to be the beneficial owner of more than five per cent of Natexco's outstanding shares of common stock, each executive director and director of Natexco and Security Software and all executive officers and directors of Natexco and Security Software as a group. Under the General Rules and Regulations of the Commission, a person is deemed to be the beneficial owner of a security if such person has or shares the power to vote or direct the voting, or dispose or direct the disposition, of such security. Each of the shareholders named in the table has sole voting and investment power with respect to the shares of common stock beneficially owned.

                                                     Shares           Percentage
                                                  Beneficially             of
                Beneficial Owner                   Owned (1)           Class (1)
--------------------------------------           ------------         ----------

Charles P. Neild                                       150,000            6.25%
14266 32nd Avenue
White Rock, British Columbia, Canada
V3P 2J5

Michelle Neild                                         150,000            6.25%
15318 North Bluff Road, Suite #104
White Rock, British Columbia, Canada
V4B 3E7

Mansfield Consultants Limited                          150,000            6.25%
97 Cronk Liauyr
Tromode Douglas
Isle of Man, British Islands
1M2 5LR

Gerald A. Mulhall (2) (3)                               110,000            4.58%
3255 Norfolk Road
Victoria, British Columbia, Canada
V8R 6H5

Anthony Mulhall (2)                                     100,000            4.17%
3255 Norfolk Road
Victoria, British Columbia, Canada
V8R 6H5

John H. Tetstill (4)                                         -0-           0.00%
5 Pinion Road
Bailey, Colorado  80421

Terese M. Tetstill (4)                                       -0-           0.00%
5 Pinion Road
Bailey, Colorado  80421

All executive officers and directors                    660,000            27.5%
of Natexco and Security Software
as a group (four persons)
------------------

(1) Represents the number of shares of common stock owned of record and beneficially by each named person or group, expressed as a percentage of 2,400,000 shares of Natexco's common stock outstanding as of November 20, 2000.

(2)      Executive officer and member of the Board of Directors of Natexco.

(3) Does not include 20,000 shares of preferred stock owned of record and beneficially by Aboyne Management, Ltd., a British Columbia, Canada, corporation of which Mr. Mulhall is the President and a controlling shareholder.

(4)      Executive  officer  and member of the Board of  Directors  of  Security
         Software.


Item 5.           Directors, Executive Officers, Promoters and Control Persons.

Executive Officers and Directors

         Set forth below are the names, ages, positions with Natexco or Security Software, a 100%-owned subsidiary of Natexco, and business experience of the executive officers and directors of Natexco and Security Software.

       Name              Age                Position
       ----              ---             -------------
Gerald A. Mulhall (1)    69    President and Director of Natexco

Anthony Mulhall (1)      41    Secretary, Treasurer and Director of Natexco

John H. Tetstill (2)     59    President and Director of Security Software
 .
Terese M. Tetstill (2)   54    Secretary, Treasurer and Director of Security
                               Software
------------------

         (1) The above-named persons may be deemed to be "promoters" and "parents" of Natexco, as those terms are defined under the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

         (2) The above-named persons may be deemed to be "promoters" and "parents" of Security Software, as those terms are defined under the General Rules and Regulations promulgated under the 1933 Act.

General

         Directors hold office until the next annual meeting of Natexco's shareholders and until their respective successors have been elected and qualify. Officers serve at the pleasure of the Board of Directors. Messrs. Gerald A. and Anthony Mulhall and John H. Tetstill and Ms. Terese M. Tetstill expect to devote such time and effort to the business and affairs of Natexco and/or Security Software as may be necessary to perform their responsibilities as executive officers and directors and/or otherwise. Set forth below under "Business Experience" is a description of the business experience of Messrs. Gerald A. and Anthony Mulhall and Tetstill and Ms. Tetstill.

Family Relationships

         Messrs. Gerald A. and Anthony Mulhall are father and son, respectively. Mr. John H. and Ms. Terese M. Tetstill are husband and wife, respectively.

Business Experience

         Gerald A. Mulhall has served as the President and a director of Natexco since November 23, 1998. Since May 1999, he has been the President and a principal shareholder of Aboyne Management, Ltd., a privately-held British
Columbia, Canada, corporation. Mr. Mulhall has been self-employed as a management consultant with offices in Victoria, British Columbia, Canada, for the past approximately 20 years since approximately 1980. From 1974 through 1980, he served as the President of MS Management Services Ltd., Edmonton, Alberta, Canada, a consulting firm. Mr. Mulhall was employed as the Director, OAS, of the University of Alberta, Canada, from 1969 through 1974. From 1967 through 1969, he was employed as a manager of Atco Industries Ltd., Calgary, Alberta, Canada, a company engaged in the prefabricated housing business. Mr. Mulhall was a self-employed management consultant with offices in Edmonton, Alberta, Canada, from 1966 through 1967. He served, from 1963 through 1966, as the Vice-President of the Montreal and Canadian Stock Exchanges. From 1961 through 1963, Mr. Mulhall served as a management consultant to Woods Gordon & Co., Montreal, Quebec, Canada, a consulting firm. He was employed as a supervisor by BP Canada Limited, Montreal, Quebec, Canada, a publicly-held oil and gas company, from 1957 through 1961. Mr. Mulhall has served as a Director of the Management Advisory Institute of the University of Alberta and as a lecturer to the Department of Extension, University of Alberta, Canada, and the Grant McEwan Community College, Edmonton, Alberta, Canada. He received a Business Administration degree from Sir George William University, Montreal, Quebec, Canada, in 1962 and a P. Mgr. degree from the Canadian Institute of Management, Ottowa, Canada, in 1975.

         Anthony Mulhall has served as the Secretary, the Treasurer and a director of Natexco since December 1, 1998. For the past approximately six years, he has been a professional marine diver working on a contract basis for various seafood product companies in the province of British Columbia, Canada.

         John H. Tetstill has served as the President and a director of Security Software since October 24, 1996. He has been employed by Governor's Ranch Homeowners Association, Littleton, Colorado, as a property manager since August 1999. From March 1993 through May 1999, Mr. Tetstill was employed as a regional/general manager by Vista Properties Management, Vero Beach, Florida. He received a B.A. degree in English literature from Hastings College of Further Education, Hastings, England, United Kingdom, in 1959.

         Terese M. Tetstill has served as the Secretary, the Treasurer and a director of Security Software since October 24, 1996. Since April 2000, Ms. Tetstill has been employed by Conference and Management Specialists, Denver, Colorado, as a bookkeeper. From August 1993 through May 1999, she was employed as a bookkeeper/financial secretary by Lost Tree Chapel, North Palm Beach, Florida.

Item 6.  Executive Compensation

         No cash compensation has been awarded to, earned by or paid to Messrs. Gerald A. Mulhall or Anthony Mulhall, the President and Secretary/Treasurer, respectively, of Natexco for all services rendered in all capacities to Natexco since November 23, 1998, and December 1, 1998, respectively, and/or Security Software, a 100%-owned subsidiary of Natexco, since July 30, 2000. Messrs. Gerald A. and Anthony Mulhall became executive officers and directors of Natexco on November 23, 1998, and Natexco acquired all of the outstanding common stock of Security Software, as a result of which transaction Security Software became a wholly-owned subsidiary of Natexco, on July 30, 2000. No cash compensation has been awarded to, earned by or paid to Mr. John H. Tetstill or Ms. Terese M. Tetstill, the President and Secretary, respectively, of Security Software, for all services rendered in all capacities to Natexco since July 30, 2000, and/or Security Software since the company's inception on October 17, 1996. For the foreseeable future, neither Mr. Gerald A. Mulhall nor Mr. Anthony Mulhall will receive any compensation in any form for their services rendered in all capacities to Natexco and/or Security Software. Commencing on July 30, 2000, Mr. and Ms. Tetstill receive compensation, payable quarterly, in the amount of 30% of Security Software's gross sales and $8.00 per hour of time devoted to Security Software, respectively. Neither Messrs. Gerald A. Mulhall, Anthony Mulhall or Tetstill nor Ms. Tetstill holds any option to purchase any of Natexco's securities. Except for Ms. Tetstill, who will only devote time to Security Software, the executive officers and directors of Natexco and Security Software plan to devote only such time to the affairs of Natexco and/or Security Software that each deems necessary.

         Natexco does not provide its officers or employees with pension, stock appreciation rights, long-term incentive or other plans and has no intention of implementing any such plans for the foreseeable future. In the future, we may offer stock options to prospective employees and/or consultants; however, no such options have been granted as of the date hereof. It is possible that in the future we may establish various executive incentive programs and other benefits, including reimbursement for expenses incurred in connection with Natexco's operations, Company automobiles and life and health insurance, for our executive officers and directors, but none has yet been granted. The provisions of such plans and benefits will be at the discretion of our Board of Directors.

         Under Nevada law and pursuant to Natexco's Articles of Incorporation, the officers and directors of Natexco may be indemnified for various expenses and damages resulting from their acting in such capacity and as directors of a subsidiary. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to officers or directors of Natexco pursuant to those provisions, Natexco has been informed by its counsel that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is therefore unenforceable.

Compensation of Directors

         Directors of Natexco and Security Software receive no compensation pursuant to any standard arrangement for their services as directors.

Item 7.  Certain Relationships and Related Transactions.

         On March 31, 1999, Natexco issued and sold an aggregate of 2,400,000 shares of common stock to a total of thirty-four persons, including Messrs. Gerald A. and Anthony Mulhall, the President and Secretary/Treasurer, respectively, and directors of Natexco, in our offering of common stock conducted pursuant to Rule 504 of Regulation D under Section 3(b) of the 1933 Act. Messrs. Gerald A. and Anthony Mulhall purchased 110,000 and 100,000 shares of common stock, respectively, for cash consideration of $110 and $100, respectively.

         On each of May 18 and March 21, 2000, Natexco issued and sold 10,000 shares of preferred stock (a total of 20,000 shares) to Aboyne Management, Ltd. ("Aboyne"), a British Colombia, Canada, corporation, in consideration for the cash sum of $20,000. Mr. Gerald A. Mulhall, the President and a director of Natexco, is the President and principal shareholder of Aboyne.

         On March 21, 2000, Aboyne Management, Ltd., loaned the sum of $20,000 to Natexco; which loan is evidenced by that certain unsecured Promissory Note dated March 21, 2000, in the principal amount of $20,000, bearing interest at the rate of 10% per annum, due March 20, 2001. At September 30, 2000, accrued interest expense related to the note totaled $1,048 (unaudited).

         Mr. Gerald A. Mulhall, President and a director of Natexco, provides office space, located at 3255 Norfolk Road, Victoria, British Columbia, Canada, to Natexco rent-free. The office space was valued at $700 (unaudited) and $200 per month for the periods from July 30 through September 30, 2000, and March 3, 1998 (inception), through July 29, 2000, respectively. The value of the office space is included in Natexco's Financial Statements that commence on page F-1 hereof as rent expense with a corresponding credit to additional paid-in capital.

         Mr. John H. Tetstill, President and a director of Security Software, provides office space, located at 5 Pinion Road, Bailey, Colorado, rent-free to Security Software. The office space was valued at $500 (unaudited) per month and is included in Natexco's Financial Statements that commence on page F-1 hereof as rent expense with a corresponding credit to additional paid-in capital.

         Because of their present management positions, organizational efforts and/or percentage share ownership of Natexco, Messrs. Gerald A. and Anthony Mulhall may be deemed to be "parents" and "promoters" of Natexco, as those terms are defined in the 1933 Act and the applicable General Rules and Regulations thereunder. Mr. John H. and Ms. Terese M. Tetstill may be deemed to be "parents" and "promoters" of Security Software because of their present management positions with, and organizational efforts on behalf of, Security Software. Because of the above-described relationships, transactions between and among Natexco, Security Software, Messrs. Gerald A. Mulhall and Anthony Mulhall, Aboyne and Mr. and Ms. Tetstill, such as the sale of Natexco's common and preferred stock to Messrs. Gerald A. Mulhall and Anthony Mulhall and Aboyne as described hereinabove, should not be considered to have occurred at arm's-length.


Item 8.  Description of Securities.

Description of Capital Stock

         Natexco's authorized capital stock consists of 20,000,000 shares of common stock, $.001 par value per share, and 5,000,000 shares of preferred stock, $.001 par value per share.

Description of Common Stock

         All shares of common stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of common stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and nonassessable shares. Cumulative voting in the election of directors is not permitted; which means that the holders of a majority of the issued and outstanding shares of common stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of common stock will not be able to elect any directors. In the event of liquidation of Natexco, each shareholder is entitled to receive a proportionate share of Natexco's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any, to be distributed to holders of the preferred stock. All shares of Natexco's common stock issued and outstanding are fully-paid and nonassessable.

         Dividend Policy. Holders of shares of the common stock are entitled to share pro rata in dividends and distributions with respect to the common stock when, as and if declared by the Board of Directors out of funds legally available therefor, after requirements with respect to preferential dividends on, and other matters relating to, the preferred stock, if any, have been met. Natexco has not paid any dividends on its common stock and intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, capital requirements and the financial condition of Natexco.

         Transfer Agent and Registrar. The Transfer Agent and Registrar for Natexco's common stock is Corporate Stock Transfer, Inc., 3200 Cherry Creek Drive South, Suite #430, Denver, Colorado 80209.

Description of Preferred Stock

         Shares of preferred stock may be issued from time to time in one or more series as may be determined by the Board of Directors. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions thereof shall be established by the Board of Directors, except that no holder of preferred stock shall have preemptive rights. As of November 20, 2000, Natexco had 50,000 shares of preferred stock issued and outstanding. No such share of preferred stock is convertible, redeemable or entitled to voting rights, but has the following preferences:

         (i) The right to receive, pro rata, a mandatory dividend of 10% of Natexco's adjusted gross profit as reflected on its annual corporate income tax return to be paid within ten days of the filing thereof;

         (ii) Upon dissolution or winding up of Natexco, 10% of the assets of Natexco to be distributed on a pro rata basis prior to division and distribution of assets to the holders of common stock.

         Additionally, all shares of preferred stock have all of the preferences, limitations and rights otherwise provided by law and the Articles of Incorporation of Natexco. The rights, privileges and preferences with respect to the preferred stock may be amended or modified with the consent of the holders of at least two-thirds of the preferred stock then outstanding.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

(a)      Market Information.

         There has been no established public trading market for the common stock since Natexco's inception on March 3, 1998.

         (b)      Holders.

         As of November 20, 2000, Natexco had thirty-four shareholders of record of its 2,400,000 issued and outstanding shares of common stock.

         (c)      Dividends.

         Natexco has never paid or declared any dividends on its common stock and does not anticipate paying cash dividends in the foreseeable future.

Item 2.  Legal Proceedings.

         Neither Natexco nor Security Software knows of any legal proceedings to which either company is a party or to which the property of either company is the subject that are pending, threatened or contemplated or any unsatisfied judgments against either Natexco or Security Software.

Item 3.  Changes in and Disagreements with Accountants.

         Cordovano & Harvey, P.C., 201 Steele Street, Suite #300, Denver, Colorado 80206, has reported upon Natexco's Consolidated Balance Sheets as of September 30, 2000 (unaudited), and December 31, 1999, the related Consolidated Statements of Operations and Consolidated Statements of Cash Flows for the year ended December 31, 1999, from March 3, 1998 (inception), through December 31, 1998, and for the nine months ended September 30, 2000, and 1999 (unaudited), and the related Consolidated Statement of Shareholders' Equity from March 3, 1998 (inception), through September 30, 2000 (unaudited). Cordovano & Harvey, P.C., has also reported upon the Balance Sheets of Security Software as of July 29, 2000 (unaudited), and December 31, 1999, the Statements of Operations and Statements of Cash Flows for the years ended December 31, 1999 and 1998, and from January 1, 2000, through July 29, 2000 (unaudited), and the Statement of Shareholders' Deficit from January 1, 1998, through July 29, 2000 (unaudited). Cordovano & Harvey, P.C., has been appointed as Natexco's independent accountant for the fiscal year ending December 31, 2000. There has been no change in Natexco's independent accountant during the period commencing with Natexco's retention of Cordovano & Harvey, P.C., through the date hereof.

Item 4.  Recent Sales of Unregistered Securities.

         Natexco issued and sold, on May 18, 2000, 20,000 shares of preferred stock to Desert Bloom Investments, Inc., a Colorado corporation, in consideration for $20,000 in cash. On each of May 18 and March 21, 2000, Natexco issued and sold 10,000 shares of preferred stock (a total of 20,000 shares) to Aboyne Management, Ltd., in consideration for the cash sum of $20,000. Aboyne is a British Colombia, Canada, corporation of which Mr. Gerald A. Mulhall, the President and a director of Natexco, is the President and principal shareholder. Natexco issued and sold, on December 5, 1998, 10,000 shares of preferred stock to Eastbury Consultants, Ltd., an Isle of Man, British Islands, corporation, in consideration for cash in the amount of $10,000. Natexco relied, in connection with the sale of the above-described shares of preferred stock, upon the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended (the "1933 Act"). To make the exemption available, Natexco relied upon the fact that the issuance and sale of the shares by Natexco did not constitute a public securities offering together with the fact that Desert Bloom Investments, Inc., Aboyne Management, Ltd., and Eastbury Consultants, Ltd., are all accredited investors. These investors had access to the prospectus dated February 25, 1999, used in connection with Natexco's common stock offering conducted under Rule 504 of Regulation D under Section 3(b) of the 1933 Act, as described in more detail below, and/or the information provided in the prospectus. Further, Natexco did not use public solicitation or general advertising in connection with the offering. In connection with the sale of the shares of preferred stock to Desert Bloom Investments, Inc., Natexco also relied upon the exemption from registration provided under Section 11-51-308(1)(p) of the Colorado Uniform Securities Act, as amended.

         On March 31, 1999, Natexco issued and sold an aggregate of 2,400,000 shares of common stock to a total of thirty-four persons, all of whom are residents of either Canada, the Isle of Man, British Islands, or London, England, United Kingdom, for cash consideration totaling $2,400. The sales were made by Natexco in reliance upon the exemption from registration with the U.S. Securities and Exchange Commission provided under Section 3(b) of the 1933 Act and Rule 504 of Regulation D promulgated thereunder. No underwriter was employed in connection with the offering and sale of the shares. The facts relied upon by Natexco to make the Federal exemption available include, among others, the following:

         (i) The aggregate offering price for the offering of the shares of common stock did not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering in reliance on any exemption under Section 3(b) of, or in violation of
Section 5(a) of, the 1933 Act;

         (ii) The required number of manually executed originals and true copies of Form D were duly and timely filed with the U.S. Securities and Exchange Commission;

         (iii) No general solicitation or advertising was conducted by Natexco in connection with the offering of any of the shares; and

         (iv) The fact that Natexco has not been since its inception:

                  (a) Subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended;

                  (b)  An  "investment   company"  within  the  meaning  of  the
         Investment Company Act of 1940, as amended; or

                  (c) A development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

Item 5.  Indemnification of Directors and Officers.

         Article  Ninth  of  Natexco's   Articles  of   Incorporation   contains
provisions providing for the indemnification of directors and officers of Natexco as follows:

         NINTH.   Indemnification  of  Officers  and  Directors.  The  Board  of
Directors of the Corporation shall have the power to:

         A. Indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that he is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in the best interests of the Corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

         B. Indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Corporation; but no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

         C. Indemnify a Director, officer, employee or agent of the Corporation to the extent that such person has been successful on the merits in defense of any action, suit or proceeding referred to in Subparagraph A or B of this Article or in defense of any claim, issue, or matter therein, against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

         D. Authorize indemnification under Subparagraph A or B of this Article (unless ordered by a court) in the specific case upon a determination that indemnification of the Director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in said Subparagraph A or B. Such determination shall be made by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or, if such a quorum is not obtainable or even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or by the shareholders.

         E. Authorize payment of expenses (including attorney's fees) incurred in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding as authorized in Subparagraph D of this Article upon receipt of an undertaking by or on behalf of the Director, officer, employee or agent to repay such amount unless it is ultimately determined that he is entitled to be indemnified by the Corporation as authorized in this Article.

         F. Purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation or who is or was serving at the request of the Corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provision of this Article.

         The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those indemnified may be entitled under these Articles of Incorporation, and the Bylaws, agreement, vote of shareholders or disinterested directors or otherwise, and any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of heirs, executors and administrators of such a person.

         Article __ of Security Software's Articles of Incorporation contains provisions providing for the indemnification of directors and officers of Security Software as follows:

         The corporation shall indemnify each Officer and Director, including former Officers and Directors, to the full extent permitted by law.

         Neither Natexco nor Security Software has any agreements with any of its directors or executive officers providing for indemnification of any such persons with respect to liability arising out of his or her capacity or status as an officer and/or director.

         At present, there is no pending litigation or proceeding involving a director or executive officer of Natexco or Security Software as to which indemnification is being sought.

                                    PART F/S

         The Consolidated Financial Statements of Natexco Corporation and its wholly-owned subsidiary, Security Software Systems, Inc., required by Regulation SB commence on page F-1 hereof in response to Part F/S of this Registration Statement on Form 10-SB and are incorporated herein by this reference.

                                    PART III

Item 1.  Index to Exhibits.

    Item
   Number                                 Description
   ------                                 -----------
    3.1* Articles of Incorporation of Natexco Corporation filed March 3, 1998.

    3.2* Bylaws of Natexco Corporation.

   10.1* Promissory Note dated March 21, 2000, in the principal amount of $20,000 payable by Natexco Corporation to Aboyne Management, Ltd.

------------------

         *Filed herewith.

Item 2.  Description of Exhibits.

         The documents required to be filed as Exhibit Number 2 in Part III of Form 1-A filed as part of this Registration Statement on Form 10-SB are listed in Item 1 of this Part III above. No documents are required to be filed as Exhibit Numbers 3, 5, 6 or 7 in Part III of Form 1-A, and the reference to such Exhibit Numbers is therefore omitted. No additional exhibits are filed hereto.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                               NATEXCO CORPORATION
                                  (Registrant)

Date:  November 21, 2000                   By:   /s/ Gerald A. Mulhall
                                                 -------------------------------
                                                 Gerald A. Mulhall, President



Date:  November 21, 2000                   By:   /s/ Anthony Mulhall
                                                 -------------------------------
                                                 Anthony Mulhall, Secretary and
                                                 Treasurer

                 Index to Consolidated Financial Statements



                                                                                                                    Page

NATEXCO CORPORATION

Independent auditors' report........................................................................................F-2
Consolidated balance sheets, December 31, 1999 and September 30, 2000 (Unaudited)...................................F-3
Consolidated statements of operations, year ended December 31, 1999, from
     March 3, 1998 (inception) through December 31, 1998, and for the nine months ended September 30, 2000 and 1999 (Unaudited)...........................................................F-4
Consolidated statement of shareholders' equity, March 3, 1998 (inception)
     through September 30, 2000 (Unaudited).........................................................................F-5
Consolidated statements of cash flows, year ended December 31, 1999, from
     March 3, 1998 (inception) through December 31, 1998, and for the nine months ended September 30, 2000 and 1999 (Unaudited)...........................................................F-7
Notes to consolidated financial statements..........................................................................F-8


SECURITY SOFTWARE SYSTEMS, INC.

Independent auditors' report.......................................................................................F-15
Balance sheets, December 31, 1999 and July 29, 2000 (Unaudited)....................................................F-16
Statements of operations, years ended December 31, 1999 and 1998, and from January 1, 2000 through July 29, 2000 (unaudited)....................................................F-17
Statement of shareholders' deficit, January 1, 1998 through
     July 29, 2000 (Unaudited).....................................................................................F-18
Statements of cash flows, years ended December 31, 1999 and 1998, and from January 1, 2000 through July 29, 2000 (unaudited)....................................................F-19
Notes to financial statements......................................................................................F-20


To the Board of Directors and Shareholders
Natexco Corporation

                          INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheet of Natexco Corporation (the "Company") as of December 31, 1999 and the related statements of operations, shareholders' equity and cash flows for the year ended December 31, 1999 and the period from March 3, 1998 (inception) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Natexco Corporation as of December 31, 1999 and the results of its operations and its cash flows for the year ended December 31, 1999 and the period from March 3, 1998 (inception) through December 31, 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note A to the financial statements, the Company's significant operating losses raise a substantial doubt about the ability of the Company to continue as a going concern. Management's plans in regard to those matters are also described in Note A. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Effective July 30, 2000, Natexco Corporation acquired all of the issued and outstanding voting stock of Security Software Systems, Inc. (SSSI). Pro forma financial information provided in Note F, giving effect to the Company's acquisition of SSSI, is on an unaudited basis.

Cordovano and Harvey, P.C.
Denver, Colorado

October 6, 2000

                               NATEXCO CORPORATION

                           Consolidated Balance Sheets


                                                                                              December 31,       September 30,
                                                                                                  1999                2000
                                                                                              ------------       -------------
                                                                                                                  (Unaudited)
Assets

Current assets:
     Cash.......................................................................................$ 2,477            $ 30,761
                                                                                                -------            --------
                                                                Total current assets              2,477              30,761

Equipment and software development costs, net of accumulated
     depreciation and amortization (Note C).....................................................      -               1,978
Goodwill, net of accumulated amortization of
     $-0- and $1,871 (unaudited), respectively (Note F).........................................      -              20,585
                                                                                                -------            --------
                                                                                                $ 2,477            $ 53,324
                                                                                                =======            ========
Liabilities and shareholders' equity

Current liabilities:
     Accounts payable and accrued liabilities...................................................$     -            $ 12,000
     Due to officer (Note B)....................................................................    220                   -
     Accrued interest payable, related parties (Note B).........................................      -               1,048
     Notes payable, related parties (Note B)....................................................      -              20,000
                                                                                                -------            --------
                                                           Total current liabilities                220              33,048
                                                                                                -------            --------

Commitment (Note G).............................................................................      -                   -

Shareholders' equity (Note D):

     Preferred stock, $.001 par value, 5,000,000 shares authorized;
        ten percent pro rata distribution upon liquidation; 10,000 and
        50,000 shares issued and outstanding, respectively......................................     10                  50
     Common stock, $.001 par value; 20,000,000 shares
        authorized; 2,400,000 and 2,400,000 (unaudited) shares
        issued and outstanding, respectively....................................................  2,400               2,400
     Additional paid-in capital.................................................................  4,490              47,250
     Retained deficit........................................................................... (4,643)            (29,424)
                                                                                                -------            --------
                                                          Total shareholders' equity              2,257              20,276
                                                                                                -------            --------
                                                                                                $ 2,477            $ 53,324
                                                                                                =======            ========

                See accompanying notes to the financial statements.

                  NATEXCO CORPORATION

         Consolidated Statements of Operations


                                                                           March 3, 1998
                                                            For the         (Inception)         For the Nine Months Ended
                                                           Year Ended         through                 September 30,
                                                          December 31,      December 31,       -----------------------------
                                                              1999              1998              2000               1999
                                                          ------------     --------------      ----------        -----------
                                                                                               (Unaudited)       (Unaudited)
Operating expenses:
    Selling, general and
       administrative......................................$     235          $      8          $  20,933         $     235
    Rent, related party (Note B)...........................    2,400             2,000              2,800             1,800
                                                           ---------          --------          ---------         ---------
                                         Operating loss       (2,635)           (2,008)           (23,733)           (2,035)


Interest expense, related parties (Note B).................        -                 -             (1,048)                -
                                                           ---------          --------          ---------         ---------
                           Net loss before income taxes       (2,635)           (2,008)           (24,781)           (2,035)

Income tax expense (Note E)................................        -                 -                  -                 -
                                                           ---------          --------          ---------         ---------
                                               Net loss    $  (2,635)         $ (2,008)         $ (24,781)        $  (2,035)
                                                           =========          ========          =========         =========

Basic and diluted loss per common share....................$       *               N/A          $   (0.01)        $       *
                                                           =========          ========          =========         =========
Basic and diluted weighted average common
    shares outstanding.....................................2,400,000                 -          2,400,000         1,600,000
                                                           =========          ========          =========         =========

    *   Less than $.01 per share



               See accompanying notes to the financial statements.

                               NATEXCO CORPORATION

                 Consolidated Statement of Shareholders' Equity

        March 3, 1998 (Inception) through September 30, 2000 (Unaudited)


                                                           Preferred Stock            Common Stock     Additional
                                                          -------------------    --------------------   Paid-in    Retained
                                                          Shares    Par Value    Shares     Par Value   Capital    Deficit    Total
                                                          -------   ---------    ------     ---------  ----------  --------  ------
Balance, March 3, 1998 (inception).........................     -     $    -                 $     -    $     -     $    -   $    -

Sale of preferred shares ($.001/share) (Note D)............10,000         10            -          -         90          -      100

Office space contributed by Company's
   president (Note B)......................................     -          -            -          -      2,000          -    2,000

Net loss for the period from March 3, 1998
   (inception) through December 31, 1998...................     -          -            -          -          -     (2,008)  (2,008)
                                                           ------     ------    ---------    -------    -------     ------   ------

Balance, December 31, 1998.................................10,000         10            -          -      2,090     (2,008)      92

Common shares sold in a private offering
   ($.001/share) (Note D)..................................     -          -    2,400,000      2,400          -          -    2,400
Office space contributed by Company's
   president (Note B)......................................     -          -            -          -      2,400          -    2,400

Net loss for the year ended December 31, 1999..............     -          -            -          -          -     (2,635)  (2,635)
                                                           ------     ------    ---------    -------    -------     ------   ------

Balance, December 31, 1999.................................10,000         10    2,400,000      2,400      4,490     (4,643)   2,257








              See accompanying notes to the financial statements.

                               NATEXCO CORPORATION

                 Consolidated Statement of Shareholders' Equity

        March 3, 1998 (Inception) through September 30, 2000 (Unaudited)


                                                           Preferred Stock            Common Stock     Additional
                                                          -------------------    --------------------   Paid-in    Retained
                                                          Shares    Par Value    Shares     Par Value   Capital    Deficit    Total
                                                          -------   ---------    ------     ---------  ----------  --------  ------


Sale of preferred shares ($1.00/share)
   (Note D) (Unaudited)....................................40,000         40            -          -      39,960         -   40,000

Office space contributed by Company's
   president (Note B) (Unaudited)..........................     -          -            -          -       2,800         -    2,800

Net loss for the nine months ended
   September 30, 2000 (Unaudited)..........................     -          -            -          -           -   (24,781) (24,781)
                                                           ------     ------    ---------    -------    --------  --------  -------

Balance, September 30, 2000 (Unaudited)....................50,000     $   50    2,400,000    $ 2,400    $ 47,250  $(29,424) $20,276
                                                           ======     ======    =========    =======    ========  ========  =======







              See accompanying notes to the financial statements.

                   NATEXCO CORPORATION


          Consolidated Statements of Cash Flows


                                                                              March 3, 1998
                                                               For The         (Inception)         For The Nine Months Ended
                                                             Year Ended          through                   September 30,
                                                            December 31,      December 31,       ------------------------------
                                                                1999              1998               2000              1999
                                                            ------------      -------------      ----------          ----------
                                                                                                 (Unaudited)        (Unaudited)
Cash flows from operating activities:
     Net loss................................................$ (2,635)         $.(2,008)        $ (24,781)          $ (2,035)
     Transactions not requiring cash:
        Depreciation and amortization........................       -                 -             2,492                  -
        Office space contributed by the Company's
           president (Note B)................................   2,400             2,000             2,800              1,800
        Changes in current assets and current liabilities:
           Increase in accounts payable and accrued
              liabilities net of $55 (September 30, 2000)
              effect from acquisition of subsidiary..........     220                 -            12,773                220
                                                             --------          --------         ---------           --------
Net cash used by operating activities........................     (15)               (8)           (6,716)               (15)
                                                             --------          --------         ---------           --------

Cash flows from investing activities:
     Acquisition of subsidiary...............................       -                 -           (25,000)                 -
                                                             --------          --------         ---------           --------
Net cash used by operating activities........................       -                 -           (25,000)                 -
                                                             --------          --------         ---------           --------

Cash flows from financing activities:
     Proceeds from notes payable (Note B)....................       -                 -            20,000                  -
     Proceeds from stock sales...............................   2,400               100            40,000              2,400
                                                             --------          --------         ---------           --------
Net cash provided by operating activities....................   2,400               100            60,000              2,400
                                                             --------          --------         ---------           --------

                                       Net change in cash       2,385                92            28,284              2,385
Cash, beginning of period....................................      92                 -             2,477                 92
                                                             --------          --------         ---------           --------

                                      Cash, end of period    $  2,477          $     92         $  30,761           $  2,477
                                                             ========          ========         =========           ========

Supplemental disclosure of cash flow information:
Cash paid during the period for:
     Interest................................................$      -          $      -         $       -           $      -
                                                             ========          ========         =========           ========
     Income taxes............................................$      -          $      -         $       -           $      -
                                                             ========          ========         =========           ========



               See accompanying notes to the financial statements.

                               NATEXCO CORPORATION

                   Notes to Consolidated Financial Statements

Note A: Organization and business and summary of significant accounting policies

Organization and business

Natexco Corporation (the "Company") was incorporated in the state of Nevada on March 3, 1998. On July 30, 2000, the Company purchased all of the outstanding common shares of Security Software Systems, Inc. (SSSI), a Florida corporation, for $25,000. The Company and SSSI were unrelated prior to the acquisition. The Company's primary operations since July 30, 2000 have been devoted to selling product through its wholly owned subsidiary and registering its common stock with the Securities and Exchange Commission (SEC) on Form 10-SB.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements, the Company has incurred operating losses since inception. This factor, among others, may indicate that the Company will be unable to continue as a going concern for reasonable period of time.

The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis and ultimately to attain profitability.

Up to the time of the acquisition, the Company's operations consisted of searching for products and services in Canada that, in the Company's opinion, could be acquired for marketing in the United States or vice versa. With the purchase of SSSI, the Company intends to continue the publishing and sale of its security computer software entitled Secure Entry Interface (SEI). The Company also intends to develop additional elements of SEI, which could enhance the product and make it more attractive and serviceable to prospective customers.

The Company's management intends to raise additional capital through the sale of its common stock or sale of convertible debentures or other debt instruments. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Summary of significant accounting policies:

Principles of Consolidation

The Company's consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, SSSI. All material intercompany accounts and transactions have been eliminated in consolidation.

                               NATEXCO CORPORATION

                   Notes to Consolidated Financial Statements

Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all short-term, highly liquid investments with an original maturity date of three months or less to be cash equivalents. Cash and cash equivalents are stated at cost, which approximates fair value.

Equipment and depreciation

Equipment is stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which is estimated to be five years. Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing equipment, are capitalized and depreciated. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the consolidated statements of operations.

Software development costs and amortization

In accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," initial costs are charged to operations as research prior to the development of a detailed program design or a working model. Thereafter, the Company capitalizes the direct costs and allocated overhead associated with the development of software products. Costs incurred subsequent to the product release are charged to operations.

Capitalized   costs  are  amortized  over  the  estimated   product  life  on  a
straight-line basis. Unamortized costs are carried at the lower of book value or net realizable value.

Income taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future federal income taxes.

                               NATEXCO CORPORATION

                   Notes to Consolidated Financial Statements

Impairment of long-lived assets and certain identifiable intangibles

The Company evaluates the carrying value of its long-lived assets under the provisions of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Statement No. 121 requires impairment losses to be recorded on long-lived assets used in operations, including goodwill, when indicators of impairment are present and the undiscounted future cash flows estimated to be generated by those assets are less than the assets' carrying amount. In addition, the recoverability of goodwill is further evaluated under provisions of APB Opinion No. 17, Intangible Assets, based upon estimated fair value. If such assets are impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed fair value of the assets. Assets to be disposed of are reported at the lower of the carrying value or fair value, less costs to sell.

Fair value of financial instruments

SFAS 107, "Disclosure About Fair Value of Financial Instruments," requires certain disclosures regarding the fair value of financial instruments. The Company has determined, based on available market information and appropriate valuation methodologies, the fair value of its financial instruments approximates carrying value. The carrying amounts of cash, accounts payable, and other accrued liabilities approximate fair value due to the short-term maturity of the instruments.

Loss per share

The Company reports loss per share using a dual presentation of basic and diluted loss per share. Basic loss per share excludes the impact of common stock equivalents. Diluted loss per share utilizes the average market price per share when applying the treasury stock method in determining common stock equivalents. At December 31, 1999, there is no variance between the basic and diluted loss per share as there were no potentially dilutive securities outstanding.

Note B: Related party transactions

The President provided office space to the Company at no charge for all periods presented. From March 3, 1998 (inception) through July 29, 2000, office space was valued at $200 per month, and from July 30, 2000 through September 30, 2000, office space was valued at $700 (unaudited) per month. The contributed office space is included in the accompanying financial statements as rent expense with a corresponding credit to additional paid-in capital.

On March 21, 2000, an affiliate advanced the Company $20,000 (unaudited) in exchange for a note payable. The note bears interest at 10 percent and matures on March 20, 2001. Accrued interest expense related to the note totaled $1,048 (unaudited) at September 30, 2000.

During the nine months ended September 30, 2000, the Company sold 20,000 shares of its preferred stock to an affiliated company for $20,000 (unaudited) pursuant to an exemption from registration claimed under Section 4(2) of the Securities Act of 1933, as amended. The preferred stock held the preferences listed in Note D.

                               NATEXCO CORPORATION

                   Notes to Consolidated Financial Statements

Note C: Equipment and software development costs

The Company's equipment consisted of computer equipment acquired in the SSSI purchase on July 30, 2000. Depreciation expense from July 30, 2000 through September 30, 2000 totaled $204 (unaudited).

Software development costs acquired in the SSSI purchase on July 30, 2000 totaled $417. Amortization expense from July 30, 2000 through September 30, 2000 totaled $417 (unaudited).

Note D: Shareholders' equity

Preferred Stock

The Company is authorized to issue five million shares of $.001 par value preferred stock, which may be issued in series with such preferences and voting rights as determined by the Board of Directors.

On December 5, 1998, the Company sold 10,000 shares of its preferred stock for $100 pursuant to an exemption from registration claimed under Section 4(2) of the Securities Act of 1933, as amended. The preferred stock held the following preferences: (1) non-voting, (2) pro rata, mandatory dividend of 10 percent of the Company's adjusted gross profit as reflected on its annual corporate income tax return, and (3) upon dissolution or winding down of the Company, 10 percent of the assets of the Company distributed on a pro rata basis to the holders of preferred stock prior to division and distribution of assets to the holders of the Company's common stock. The Company reported adjusted gross losses on its 1999 and 1998 corporate income tax returns. Accordingly, no preferred stock dividend is reported in the accompanying financial statements.

During the nine months ended September 30, 2000, the Company sold 20,000 shares of its preferred stock for $20,000 (unaudited) pursuant to an exemption from registration claimed under Section 4(2) of the Securities Act of 1933, as amended. The preferred stock held the above preferences. This sale, along with the preferred stock sale described in Note B, resulted in 50,000 (unaudited) shares of preferred stock outstanding at September 30, 2000.

Common Stock

On March 31, 1999,  pursuant to an exemption  from  registration  claimed  under
Section 3(b) and Regulation D, Rule 504 of the Securities Act of 1933, as amended, the Company sold 2,400,000 shares of its common stock for $2,400.

                               NATEXCO CORPORATION

                   Notes to Consolidated Financial Statements

Note E: Income taxes

A reconciliation of the U.S. statutory federal income tax rate to the effective tax rate follows:


                                                                March 3, 1998
                                                   For The       (Inception)
                                                 Year Ended        Through
                                                December 31,    December 31,
                                                    1999            1998
                                              --------------   --------------
U.S. statutory federal rate...................     15.00%          15.00%
State income tax rate,
   net of federal benefit.....................      4.04%           4.04%
Contributed rent..............................    -17.34%         -18.96%
Net operating loss for which no
   tax benefit is currently available.........     -1.70%          -0.08%
                                              ------------     ----------
                                                    0.00%           0.00%
                                              ============     ==========



Deferred taxes consisted of the following:

                                                                  March 3, 1998
                                                 For The           (Inception)
                                               Year Ended            Through
                                              December 31,        December 31,
                                                  1999                1998
                                              ------------        -------------
Deferred tax assets, net operating loss.......    $ 47                 $ 2
Valuation allowance...........................     (47)                 (2)
                                              ---------           ---------
                                                  $  -                 $ -
                                              =========           =========




The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The current tax benefits as of December 31, 1999 and 1998 were $47 and $2, respectively. The change in the valuation allowance for the year ended December 31, 1999 and from March 3, 1998 (inception) through December 31, 1998 totaled $45 and $2, respectively. The net operating loss carryforward expires through the year 2019.

The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the deferred tax asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax assets is no longer impaired and the allowance is no longer required.

                               NATEXCO CORPORATION

                   Notes to Consolidated Financial Statements

Should the Company undergo an ownership change as defined in Section 382 of the Internal Revenue Code, the Company's tax net operating loss carryforwards generated prior to the ownership change will be subject to an annual limitation which could reduce or defer the utilization of these losses.

Note F: Acquisitions

On July 30, 2000, the Company purchased all of the outstanding common stock of SSSI in exchange for $25,000 (unaudited) cash. Net assets of SSSI as of the date of the acquisition totaled $2,544 (unaudited), which approximated fair value. The excess of the purchase price over the fair value of the assets, in the amount of $22,456 (unaudited), has been allocated to goodwill and is being amortized on the straight-line method over 24 months. Amortization expense of $1,871 (unaudited) has been recorded against the goodwill in the accompanying consolidated financial statements for the nine months ended September 30, 2000. The Company has recorded the transaction as a purchase in accordance with Accounting Principles Board Opinion No. 16. The accompanying consolidated financial statements include the results of operations of SSSI from the date of the acquisition, July 30, 2000 through September 30, 2000.

The following unaudited pro forma condensed consolidated statements of operations gives effect to the acquisition of SSSI as if it had occurred at the beginning of the periods presented. The unaudited pro forma financial information should be read in conjunction with the separate audited financial statements and notes thereto of each of the companies included in the pro forma.

The unaudited pro forma condensed consolidated statements of operations are not necessarily indicative of results of operations had the acquisition occurred at the beginning of the periods presented nor of results to be expected in the future.


            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                  For the Nine Months Ended September 30, 2000

                                                                                                     Pro forma
                                                          Natexco       SSSI        Adjustments     Consolidated
                                                        ----------    -------       -----------     ------------
Sales...................................................$        -    $   100        $      -        $     100
Cost of sales...........................................$        -    $     -        $     30        $      30
Operating expenses......................................$   20,933    $ 6,911        $  6,711        $  34,555
Loss from operations....................................$  (20,933)   $(6,911)       $ (6,741)       $ (34,585)
Interest expense........................................$   (1,048)   $     -        $      -        $  (1,048)
Net loss................................................$  (24,781)   $(6,911)       $ (6,741)       $ (38,433)

Net loss per share - basic and diluted..................$    (0.01)   $(23.04)       $  23.03        $   (0.02)
Basic and diluted common shares
   outstanding.......................................... 2,400,000        300            (300)       2,400,000


                               NATEXCO CORPORATION

                   Notes to Consolidated Financial Statements

Pro forma adjustments - 2000

The consolidated financial statements of Natexco include the results of operations of SSSI for the period from July 30, 2000 through September 30, 2000. The financial information of SSSI presented in the pro forma statement includes the results of operations for SSSI for the period from January 1, 2000 through July 29, 2000. The adjustments include (1) increased amortization expense of $6,550 resulting from the goodwill as if it had been amortized for the full nine months, (2) compensation expense of $32, including $2 for payroll taxes, based on the terms of the employment agreement discussed in Note G and (3) compensation expense of $161, including $11 for payroll taxes, for shareholder distributions.


                      For the Year Ended December 31, 1999

                                                                                                    Pro forma
                                                        Natexco        SSSI        Adjustments    Consolidated
                                                      ----------     --------      -----------    ------------
Sales.................................................$        -     $ 30,024       $      -       $  30,024
Cost of sales.........................................$        -     $ 18,519       $  9,696       $  28,215
Operating expenses....................................$    2,635     $ 23,513       $ 13,123       $  39,271
Loss from operations..................................$   (2,635)    $(12,008)      $(22,819)      $ (37,462)
Interest expense......................................$        -     $      -       $      -       $       -
Net loss..............................................$   (2,635)    $(12,008)      $(22,819)      $ (37,462)

Net loss per share - basic and diluted................$        *     $ (40.03)      $  40.01       $   (0.02)
Basic and diluted common shares
   outstanding.........................................2,400,000          300           (300)       2,400,000

*   Less than $.01 per share




Pro forma adjustments - 1999

The adjustments include (1) increased amortization expense of $11,228 resulting from the goodwill as if it had been amortized for the full year, (2) compensation expense of $9,696, including $689 for payroll taxes, based on the terms of the employment agreement discussed in Note G and (3) compensation expense of $1,895, including $135 for payroll taxes, for shareholder distributions.

The unaudited pro forma condensed consolidated financial information do not show any adjustments for a change in the income tax benefit as the total pro forma consolidated benefit for income taxes would be offset by any valuation allowance due to any deferred tax asset derived from net operating losses. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery.

Note G: Commitment

The Company has an employment agreement with the former owner of SSSI. The agreement is dated June 30, 2000 and carries a one-year term. The agreement allows for the former owner of SSSI to receive a commission equal to 30 percent of gross sales on any pending sales or sales made in the future up to the time of the termination of the agreement. During the period from June 30, 2000 through September 30, 2000, the Company incurred no compensation expense related to the agreement.

To the Board of Directors and Shareholders
Security Software Systems, Inc.

                          INDEPENDENT AUDITORS' REPORT

We have audited the balance sheet of Security Software Systems, Inc. (an S-corporation) as of December 31, 1999 and the related statements of operations, shareholders' equity, and cash flows, for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Software Systems, Inc. as of December 31, 1999, and the results of its operations and its cash flows for the years ended December 31, 1999 and 1998, in conformity with generally accepted accounting principles.

Cordovano and Harvey, P.C.
Denver, Colorado
October 6, 2000

                          SECURITY SOFTWARE SYSTEMS, INC.


                                   Balance Sheets


                                                                                        December 31,       July 29,
                                                                                            1999             2000
                                                                                        ------------      -----------
                                                                                                          (Unaudited)
Assets

Current assets:
     Cash................................................................................$   689            $     -
                                                                Total current assets         689                  -

Equipment, net of accumulated depreciation totaling
     $3,513 and $4,230 (unaudited), respectively (Note C)................................  2,899              2,182
Software development costs, net of accumulated amortization
     of $8,125 and $9,583 (unaudited), respectively (Note D).............................  1,875                417
                                                                                         -------            -------
                                                                                         $ 5,463            $ 2,599
                                                                                         =======            =======

Liabilities and shareholders' equity

Current liabilities:
     Accounts payable and accrued liabilities............................................$   269            $    55
                                                                                         -------            -------
                                                           Total current liabilities         269                 55
                                                                                         -------            -------

Shareholders' equity:
     Common stock, $1.00 par value; 1,000 shares authorized; 300
        and 300 (unaudited) shares issued and outstanding, respectively..................    300                300
     Additional paid-in capital (Note B)................................................. 44,350             48,661
     Retained deficit....................................................................(39,456)           (46,417)
                                                                                         -------            -------
                                                          Total shareholders' equity       5,194              2,544
                                                                                         -------            -------
                                                                                         $ 5,463            $ 2,599
                                                                                         =======            =======





                See accompanying notes to the financial statements.

                   SECURITY SOFTWARE SYSTEMS, INC.


                      Statements of Operations



                                                                                                             January 1,
                                                                            For The Years Ended                 2000
                                                                               December 31,                   through
                                                                        --------------------------            July 29,
                                                                          1999              1998               2000
                                                                        --------          --------           ---------
                                                                                                            (Unaudited)
Sales, net..............................................................$ 30,024          $ 33,116           $    100
Cost of sales...........................................................  18,519            18,359                 60
                                                                        --------          --------           --------
                                                         Gross profit     11,505            14,757                 40
                                                                        --------          --------           --------

Operating expenses:
     Selling, general and administrative................................  17,513            15,452              3,351
     Rent, related party (Note B).......................................   6,000             6,000              3,500
                                                                        --------          --------           --------

                                                             Net loss   $(12,008)         $ (6,695)          $ (6,811)
                                                                        ========          ========           ========
Basic loss per common share.............................................$ (40.03)         $ (22.32)          $ (22.70)
                                                                        ========          ========           ========
Basic weighted average common shares outstanding........................     300               300                300
                                                                        ========          ========           ========


Pro Forma Information:

     Net loss...........................................................$(12,008)         $ (6,695)          $ (6,811)
     Shareholder distributions..........................................  (1,760)          (12,247)              (150)
                                                                        --------          --------           --------
     Pro forma net loss before income taxes............................. (13,768)          (18,942)            (6,961)
     Pro forma income tax provision.....................................       -                 -                  -
                                                                        --------          --------           --------
                                                   Pro forma net loss   $(13,768)         $(18,942)          $ (6,961)
                                                                        ========          ========           ========

     Pro forma basic loss per common share..............................$ (45.89)         $ (63.14)          $ (23.20)
                                                                        ========          ========           ========
     Pro forma basic weighted average common
         shares outstanding.............................................     300               300                300
                                                                        ========          ========           ========


         See accompanying notes to the financial statements.

           SECURITY SOFTWARE SYSTEMS, INC.


          Statement of Shareholders' Equity


  January 1, 1998 through July 29, 2000 (Unaudited)


                                                        Common Stock              Additional
                                                  -------------------------         Paid-in         Retained
                                                  Shares          Par Value         Capital          Deficit           Total
                                                  -------         ---------        --------         ---------         --------
Balance, January 1, 1998..........................    300            $ 300         $ 19,186         $ (6,746)         $ 12,740

Capital contribution by the Company's
   president......................................      -                -           10,500                -            10,500
Shareholder distributions.........................      -                -                -          (12,247)          (12,247)
Office space contributed by Company's
   president (Note B).............................      -                -            6,000                -             6,000
Net loss for the year ended
   December 31, 1998..............................      -                -                -           (6,695)           (6,695)
                                                    -----            -----         --------         --------          --------
Balance, December 31, 1998........................    300              300           35,686          (25,688)           10,298

Capital contribution by the Company's
   president......................................      -                -            2,664                 -            2,664
Shareholder distributions.........................      -                -                -           (1,760)           (1,760)
Office space contributed by Company's
   president (Note B).............................      -                -            6,000                -             6,000
Net loss for the year ended
   December 31, 1999..............................      -                -                -          (12,008)          (12,008)
                                                    -----            -----         --------         --------          --------
Balance, December 31, 1999........................    300              300           44,350          (39,456)            5,194

Capital contribution by the Company's
   president (unaudited)..........................      -                -              811                -               811
Shareholder distributions.........................      -                -                -             (150)             (150)
Office space contributed by Company's
   president (Note B) (unaudited).................      -                -            3,500                -             3,500
Net loss for the period from January 1, 2000
   through July 29, 2000 (unaudited)..............      -                -                -           (6,811)           (6,811)
                                                    -----            -----         --------         --------          --------
Balance, July 29, 2000 (unaudited)................    300            $ 300         $ 48,661        $ (46,417)         $  2,544
                                                    =====            =====         ========         ========          ========





               See accompanying notes to the financial statements.

                 SECURITY SOFTWARE SYSTEMS, INC.

                    Statements of Cash Flows

                                                                                                             January 1,
                                                                            For The Years Ended                 2000
                                                                               December 31,                   through
                                                                        --------------------------            July 29,
                                                                          1999              1998               2000
                                                                        --------          --------           ---------
                                                                                                            (Unaudited)
Cash flows from operating activities:

     Net loss...........................................................$ (12,008)        $ (6,695)          $ (6,811)
     Transactions not requiring cash:
        Depreciation and amortization...................................    3,728            3,729              2,175
        Office space contributed by the Company's
           president (Note B)...........................................    6,000            6,000              3,500
        Changes in current assets and current liabilities:

           Increase in receivables and other current assets.............    2,019           (1,809)                 -
           Increase in accrued liabilities..............................      (29)             298               (214)
                                                                        ---------         --------           --------
Net cash provided by (used in) operating activities.....................     (290)           1,523             (1,350)
                                                                        ---------         --------           --------

Cash flows from financing activities:
     Distributions to shareholders......................................   (1,760)         (12,248)              (150)
     Capital contributions by shareholders..............................    2,664           10,500                811
                                                                        ---------         --------           --------
Net cash provided by (used in) financing activities.....................      904           (1,748)               661
                                                                        ---------         --------           --------

                                               Net change in cash             614             (225)              (689)
Cash, beginning of period...............................................       75              300                689
                                                                        ---------         --------           --------

                                              Cash, end of period       $     689         $     75           $      -
                                                                        =========         ========           ========


Supplemental disclosure of cash flow information:
Cash paid during the period for:
     Interest...........................................................$       -         $      -           $      -
                                                                        =========         ========           ========
     Income taxes.......................................................$       -         $      -           $      -
                                                                        =========         ========           ========








               See accompanying notes to the financial statements.

                         SECURITY SOFTWARE SYSTEMS, INC.

                          Notes to Financial Statements

Note A: Nature of organization and summary of significant accounting policies

Nature of organization

The Company was incorporated under the laws of Florida on October 17, 1996. The Company manufactures and sells security computer software entitled Secure Entry Interface (SEI). SEI is designed for access control for use by guarded communities, office buildings, high-rise condominiums, private estates, country clubs and other secure facilities.

On July 30, 2000, the shareholders of the Company entered into a Purchase Agreement with Natexco Corporation (Natexco), whereby the shareholders received $25,000 in exchange for 100 percent of the outstanding common stock of the Company. As a result, the Company became a wholly owned subsidiary of Natexco.

Summary of significant accounting policies

Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Equipment and depreciation

Equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Maintenance and repair costs are charged to expense as incurred. Gains or losses on the disposition of equipment are reflected in income.

Income taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S-corporation. In lieu of corporation income taxes, the shareholders of an S-corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the accompanying financial statements.

Revenue recognition

The Company recognizes revenue when its product is shipped.

                         SECURITY SOFTWARE SYSTEMS, INC.

                          Notes to Financial Statements

Software development costs

In accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," initial costs are charged to operations as research prior to the development of a detailed program design or a working model. Thereafter, the Company capitalizes the direct costs and allocated overhead associated with the development of software products. Costs incurred subsequent to the product release are charged to operations.

Capitalized   costs  are  amortized  over  the  estimated   product  life  on  a
straight-line basis. Unamortized costs are carried at the lower of book value or net realizable value.

Loss per share

The Company reports loss per share using a dual presentation of basic and diluted loss per share. Basic loss per share excludes the impact of common stock equivalents. Diluted loss per share utilizes the average market price per share when applying the treasury stock method in determining common stock equivalents. However, the Company has a simple capital structure for the periods presented and, therefore, there is no variance between the basic and diluted loss per share.

Fair value of financial instruments

SFAS 107, "Disclosure About Fair Value of Financial Instruments," requires certain disclosures regarding the fair value of financial instruments. The carrying amounts of cash, accounts payable and other current liabilities approximate fair value due to the short-term maturity of the instruments.

Note B: Related party transactions

The President provided office space to the Company at no charge for all periods presented. The office space was valued at $500 per month and is included in the accompanying financial statements as rent expense with a corresponding credit to additional paid-in capital.

Note C: Equipment

The Company's equipment consisted of computer equipment at July 29, 2000 and December 31, 1999. Depreciation expense totaled $1,228, $1,228 and $717 (unaudited) for the years ended December 31, 1999 and 1998 and for the period from January 1, 2000 through July 29, 2000, respectively.

Note D: Software development costs

The Company recorded software development costs of $10,000 in 1996. These costs represent the direct costs and allocated overhead associated with the development of SEI. Amortization expense totaled $2,500, $2,500 and $1,458 (unaudited) for the years ended December 31, 1999 and 1998 and for the period from January 1, 2000 through July 29, 2000, respectively.

                         SECURITY SOFTWARE SYSTEMS, INC.

                          Notes to Financial Statements

Note E: S-corporation termination

The Company's S-corporation tax status was involuntarily terminated as of July 30, 2000 in conjunction with its purchase by Natexco Corporation. The financial statements show the pro forma effect on net loss and net loss per share of shareholder distributions totaling $1,760, $12,247 and $150 (unaudited) for the years ended December 31, 1999 and 1998 and the period from January 1, 2000 through July 29, 2000, respectively, as if the distributions were compensation expense to the shareholders.

The pro forma information also shows pro forma tax expense for the years ended December 31, 1999 and 1998 and for the period from January 1, 2000 through July 29, 2000 (unaudited). Deferred taxes consisted of a net tax asset due to operating loss carryforwards, which were fully allowed for in a valuation allowance. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery.